                                  ALICE P. NEUHAUSER
                           11333 MOORPARK STREET, SUITE 400
                                STUDIO CITY, CA  91602
                                 (818) 760-4048 PHONE
                                  (818) 761-7310 Fax

                                     May 14, 1997

Independent Committee of the Board of Directors
of Cinergi Pictures Entertainment Inc.
2308 Broadway
Santa Monica, CA  90404

Gentlemen:

    You, the Independent Committee of the Board of Directors of Cinergi
Pictures Entertainment Inc. ("Cinergi"), have requested that I provide certain valuation services to you regarding the proposed sale of all of Cinergi's rights and interest in and to its slate of twenty-three (23) motion picture development projects which projects do not include the projects known as the Oliver Stone Projects or the projects in which Cinergi rights have lapsed (individually the "Project" and collectively the "Projects").

    My experience in projects sales at Carolco covers the last nine (9) years as Carolco sold and acquired projects; more specifically over the past two years I have spent a large amount of time specifically marketing and selling Carolco's projects for liquidation purposes, including such sales as MANHATTAN GHOST STORY to Disney for $1.75 million, ANNE RICE'S THE MUMMY to Fox for $3 million and
MAI: THE PSYCHIC GIRL to Shochiku for $300 thousand. The context of the bankruptcy court provides a certain leverage not available elsewhere for such sales. Likewise, Carolco's prices have benefited from a longer sell-off period than is available to Cinergi, the shorter the sell-off period, the greater the discount to the value can be expected. Still, the strong market for big-budget pictures is continuing. In addition, due to consolidation of television and motion picture companies, there can also be greater interplay within entertainment conglomerates - such as Paramount has successfully achieved with television series and motion pictures based on STAR TREK.

    In connection with my valuation services for the Projects I have reviewed relevant cost and other information concerning the Projects that was furnished to me by Cinergi, including information provided to me during discussions with the management of Cinergi. With respect to the development expenses, I reviewed the costs in, the committed obligations (such as additional option payments or writers payments) and payments triggered by commencement of production. I considered the genre of the Projects and the extent of the underlying literary material available (such as a treatment vs. a first draft screenplay), without actually reading the underlying literary material.

    I also reviewed those agreements provided to me by Cinergi for certain talent and related rights issues. I obtained and reviewed the data from Baseline showing credits for the various talent attached to the Projects.

    Unproduced motion picture projects such as the Projects are generally valued by the direct costs associated with the Projects to date; e.g. turnaround clauses typically allow various parties a right to reacquire projects which do not get produced with obligations to reimburse costs and interest only.
Although the aggregate costs in for the Projects total approximately $11.5 million it is not realistic to assume that the full value can be achieved for a number for reasons. For example, purchases of such projects are often tailored as options, with some money paid up-front and the remainder due if, and when, production of the project commences. In addition, typically sales of such projects are the result of interest of the buyer who seeks out the rights, as opposed to the seller actively seeking buyers. Likewise, while some Projects may be sold for more than their costs in (since they have a value beyond those costs due to their unique interest to buyers, such as I SPY) others will sell for less than their costs in since Cinergi's investment in the Projects may be greater than the viability the Projects may have in the current market for potential buyers. Finally,

Cinergi very effectively limited its development costs by often back-loading some costs (e.g., committing to production bonuses); however, it means that there are some high contingent payments that prospective buyers will factor into their bids. For all of these reasons, coupled with Cinergi's desire to liquefy the Projects quickly, the value for the Projects will be at a discount to the total costs in.

    I considered two alternative methods to assess the value of the Projects. The first would be to evaluate each Project individually and assign a value to each Project, and then total the values of all Projects. However, I have many concerns associated with this type of valuation. In many ways, valuing projects is similar to creating an investment portfolio. Due to varying risks among different kinds of investments, it is preferable to diversify with various investments in order to lower the overall risk. In valuing unproduced projects, there are many uncertainties inherent in the motion picture development and production process which affect the viability of a project availability of talent, cyclicality of genres, studio politics, etc. Therefore, the value should be based on the package as a whole which spreads the uncertainties among all of the Projects, not each individual Project for which probabilities are very difficult to calculate. In additional, assigning a value to each Project assumes that every project will be sold.
If the Projects were to be sold individually, it would be unrealistic to think that each Project could be sold for its own assigned value since it is unlikely that there would be an interested buyer for each Project. Because the Projects are to be sold as a package, a prospective buyer will be agreeing to a price based almost entirely on the values placed on the discrete group of Projects that it is seeking to put into development (with a small value for the bulk of the Projects which it may then re-sell or sell to its television department).

    Therefore, I have used the second alternative for assessing the value of the Projects. I have assessed the value of the top few Projects and factored in a minimum amount for the remaining Projects, thereby determining the value for the total package of Projects. Certainly prospective buyers will have greater interest in some Projects than others, with that interest varying by buyer. However, the strength of the "locomotives" included among the Projects really define the total price for the package. For a relatively quick sale, the top two or three Projects will probably drive the sale and thus the price. For a slightly longer marketing period, the number of quality Projects that can be successfully marketed should increase to between four and six.

    Based on and subject to the foregoing and to the qualifications which follow, as well as further due diligence, my preliminary determination is that a quick sale of the Projects would be generate approximately $5 million. Given a longer marketing time frame, such as between 12 and 18 months, the Projects could generate up to $7 million. However, that number would be reducible by the costs attendant to maintaining Cinergi and the sales process.

    In performing these procedures I have not been requested to, and have not, solicited third party indications of interest in acquiring all or a portion of the Projects and have relied, with your consent and without independent verification, on the accuracy and completeness of all costs as set forth on Cinergi's accounting statements and other information that was furnished or otherwise communicated to me by Cinergi, including, without limitation, the assumption that all of the agreements are fully assignable by Cinergi to an independent third party. I have also relied on your instruction that Cinergi plans to bundle the Projects to sell as one package, not to sell individually.

    This letter is furnished to the Independent Committee of the Board of Directs of Cinergi Pictures Entertainment, Inc. for its use in evaluating the proposed sale of the Projects and is not to be furnished or relied upon by any other person or in any other context without my prior written consent. This letter also is not to be published or filed with the Securities and Exchange Commission or any other regulatory agency or authority without my prior written consent.


                                            Very truly yours,

                                            /s/ Alice P. Neuhauser
                                            --------------------------
                                            Alice P. Neuhauser